WOODSIDE

RECEIVED

2004 JUL -1 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035119

22 June 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-255-P (Stybarrow-4), lodged with the Australian Stock Exchange on 22 June 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

dy 7/2

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 22 JUNE 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
STYBARROW-4

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Stybarrow-4 appraisal well located in the Exmouth Sub-basin is currently preparing to plug and abandon.

Since the last report, rig equipment repairs were completed, the well was drilled to a total depth of 2,500 metres, and wireline logs were run.

Preliminary analysis of the logs suggests that the well intersected approximately 11 metres of oil-bearing reservoir within the primary target Macedon member sandstone. The previously drilled Stybarrow-3 vertical well encountered approximately 2 metres of oil bearing sand in this reservoir interval.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 2 kilometres northeast of Stybarrow-1. Water depth at the location is approximately 790 metres.

On completion of the plugging and abandonment the rig will move to the Knott-1 well location, also in WA-255-P.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.